OMB APPROVAL
OMB Number: 3235-0145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1   )*

               ANCHOR FUNDING SERVICES, INC.
(Name of Issuer)

            Common Stock
     (Title of Class of Securities)

             032904 10 4
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC., 1400 Old Country Road, Westbury, NY 11590 (516-487-1446)
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         July 19, 2010

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement [  ].  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William Baquet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 678,944
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 678,944
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 678,944
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5% - Common* [3.1% voting capital stock)**
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* Based upon 18,524,889 common shares outstanding on May 4, 2010, the Issuer´s last filed Form 10-Q for the quarter ended March 31, 2010.

** Based upon 21,508,976 voting shares as of May 4, 2010, the Issuer´s last filed form 10-Q for the quarter ended March 31, 2010.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fordham Financial Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [__] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION COLORADO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] Excludes shares owned by William Baquet.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.     Security and Issuer

This statement relates to the Common Stock of Anchor Funding Services, Inc. (the “Issuer”).  The Issuer’s executive office is located at 10801 Johnston Road, Suite 210, Charlotte, NC 28226

Item 2.     Identity and Background

(a)	William Baquet

(b)           14 Wall Street, 18th Floor
New York, NY 10005

(c)	Chief Executive Officer of Fordham Financial Management, Inc.

(d)           Not applicable.

(e)	Not applicable.

(f)	USA

------------

(a)	Fordham Financial Management, Inc.

(b)           14 Wall Street, 18th Floor
New York, NY 10005

(c)	Licensed broker/dealer

(d)           Not applicable.

(e)	Not applicable.

(f)	USA

Item 3.     Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.     Purpose of Transactions

(a)	- (j) Not applicable.

This filing was originally made as a result of the effectiveness of the Issuer’s registration statement on Form 10. The Reporting Persons acquired the securities covered by this schedule for investment purposes only. The Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in item 4 of Schedule 13D. Each of the Reporting Persons may at any time review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.     Interest in Securities of the Issuer

(a) - (b)     As of July 19, 2010, the Issuer has outstanding 18,524,889 shares of Common Stock and 398,283 shares of Series 1 Preferred Stock with the voting rights of 2,305,143 common shares. Of the foregoing shares of Common Stock, the reporting persons beneficially own 678,944 warrants to purchase a like number of shares of common stock, representing 3.5% of the outstanding Common Stock, and 3.1% of the voting capital stock. Mr. Baquet has the sole power to dispose of and vote 678,944 shares of Common Stock underlying the warrants owned by him.

(c)  Mr. Baquet has sold 1,500,000 shares of Common Stock at various prices between February 25, 2010 and July 19, 2010.

(d)  Not Applicable.

(e) July 19, 2010.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7.      Materials to be filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 2010

Signature By: /s/William Baquet
                   William Baquet

             FORDHAM FINANCIAL MANAGEMENT, INC.

  By: William Baquet
                    William Baquet, Chief Executive Officer

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